UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Marinus Pharmaceuticals, Inc.

(Name of Subject Company)

Marinus Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

56854Q200

(CUSIP Number of Class of Securities)

Scott Braunstein, M.D.

President and Chief Executive Officer

Marinus Pharmaceuticals, Inc.

5 Radnor Corporate Center, Suite 500

100 Matsonford Rd.

Radnor, Pennsylvania 19087

(484) 801-4670

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven J. Abrams, Esq. Stephen M. Nicolai, Esq. Hogan Lovells US LLP 1735 Market Street, 23rd Floor Philadelphia, Pennsylvania 19103 (267) 675-4600	Martha Manning Senior Vice President, General Counsel and Secretary Marinus Pharmaceuticals, Inc. 5 Radnor Corporate Center, Suite 500 100 Matsonford Rd. Radnor, Pennsylvania 19087 (484) 801-4670

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Marinus Pharmaceuticals, Inc., a Delaware corporation (“Marinus”), originally filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the cash tender offer by Matador Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Immedica Pharma AB, a corporation organized and existing under the laws of Sweden (“Parent”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the SEC on January 8, 2025, pursuant to which Purchaser has offered to purchase all of the outstanding common stock, $0.001 par value per share, of Marinus (the “Shares”) for a purchase price of $0.55 per Share, in cash, subject to any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Following the announcement of Marinus’ entry into the Merger Agreement, between January 13, 2025 and January 28, 2025, Marinus received a total of twelve demand letters from counsel representing purported stockholders of Marinus (collectively, the “Demand Letters”) and is aware of two complaints, Thomas v. Marinus Pharmaceuticals, Inc. et al., Index No. 650312/2025, filed in the Supreme Court of the State of New York, County of New York on January 16, 2025, and Miller v. Marinus Pharmaceuticals, Inc. et al., Index No. 650291/2025, filed in the Supreme Court of the State of New York, County of New York on January 17, 2025 (collectively, the “Complaints”). The Demand Letters generally allege that Marinus and its directors violated federal securities laws by failing to disclose allegedly material information in the Schedule 14D-9. The Complaints allege that Marinus and its directors violated New York common law by including allegedly materially false and misleading statements and failing to disclose allegedly material information in the Schedule 14D-9. Each of the Complaints seeks to enjoin or rescind the proposed transaction and requests attorneys’ fees and damages in an unspecified amount. Marinus believes these allegations are without merit and intends to defend against them vigorously. Marinus has also received two demands for books and records pursuant to Section 220 of the Delaware General Corporation Law. Each of the demands seeks books and record related to Marinus’ entry into the Merger Agreement, the independence and disinterestedness of the Marinus Board of Directors and the disclosures in the Schedule 14D-9 in order to investigate whether any wrongdoing or mismanagement took place in connection with the proposed transaction.

While Marinus believes that the Complaints and the Demand Letters lack merit and that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law, in order to moot plaintiffs’ unmeritorious disclosure claims, avoid nuisance and possible expense and provide additional information to our stockholders, Marinus has determined to voluntarily supplement the Schedule 14D-9 as described in this Amendment. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Marinus specifically denies all allegations that any additional disclosure to the Schedule 14D-9 was or is required.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

New text within restated language from the Schedule 14D-9 below is indicated by bold, underlined text and removed language within restated language from the Schedule 14D-9 is indicated by ~~strikethrough text~~.

ITEM 4.	SOLICITATION AND RECOMMENDATION

The subsection entitled “Background of the Merger Agreement” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third paragraph on page 14 in its entirety with the following:

In total, 44 of the parties contacted in the process expressed initial interest in considering a potential transaction involving the Company and, under the terms of executed confidentiality agreements, approximately 27 of the parties received access to additional business and financial information of the Company. Each of the confidentiality agreements contained customary terms regarding the maintenance of confidential information provided by or on behalf of the Company, no solicitation of the Company’s employees and a don’t ask/don’t waive standstill provision that automatically terminates ~~falls away~~ upon the Company entering into a definitive agreement for an acquisition of the Company.

The subsection entitled “Opinion of Barclays Capital Inc. – Discounted Cash Flow Analysis (No Incremental Financing Scenario)” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth paragraph on page 26 in its entirety with the following:

To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax levered free cash flows for fiscal years 2025 through 2040 based on the Management Projections to (ii) the “terminal value” of the Company as of December 31, 2040, and discounted such amount to its present value using a range of selected discount rates. The after-tax levered free cash flows were calculated by taking the net operating profit after tax and adding depreciation and adjusting for changes in net working capital and other cash flow adjustments. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by using the Company management’s assumption ~~assuming~~ that the Company’s levered free cash flows would decline in perpetuity after December 31, 2040 at a rate of 80% year over year, which, in Barclays’ professional judgment based on its discussions with the Company’s management, is a reasonable rate of decline due to market developments, including competitive factors and new product entrants, and applying such rate of decline to the Management Projections. The range of after-tax discount rates of 50% to 55% was selected based on an analysis of the cost of equity of the Company. Barclays then calculated a range of implied prices per share of Company Common Stock by subtracting the estimated net indebtedness of $84 million, as provided by Company management, and adding the discounted net operating loss values of $4 million and $3 million, in each case discounted to present value from estimates provided in the Management Projections, at a discount rate of 50% and 55%, respectively, to the estimated enterprise value (“EV”), and dividing such amount by the fully diluted number of shares of Company Common Stock of 58.7 million shares. Barclays’ discounted cash flow analysis yielded a reference equity value range for Company Common Stock of ($1.90) to ($1.85) per share. Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $0.55 per share was above the range of implied values per share calculated in the analysis above

The subsection entitled “Opinion of Barclays Capital Inc. – Net Present Value of Cash Flows to End of Cash Runway Analysis” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the sixth paragraph on page 26 in its entirety with the following:

To calculate the estimated enterprise value of the Company using the net present value of such free cash flows, Barclays discounted the Company’s projected after-tax unlevered free cash flows for the first half of the fiscal year 2025 based on Management Projections to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the net operating profit after tax and adding depreciation and adjusting for changes in net working capital and other cash flow adjustments. The range of after-tax discount rates of 14% to 15% was selected based on an analysis of the weighted average cost of capital of the Company. Barclays then calculated a range of implied prices per share of Company Common Stock by subtracting the estimated net indebtedness of $84 million, as provided by Company management, from the estimated EV, and dividing such amount by the fully diluted number of shares of Company Common Stock of 58.7 million shares. Barclays’ net present value of cash flows analysis yielded a reference equity value for Company Common Stock of ($1.65) per share. Barclays noted that on the basis of the net present value of cash flows analysis, the transaction consideration of $0.55 per share was above the implied value per share calculated in the analysis above.

The subsection entitled “Opinion of Barclays Capital Inc. – Discounted Cash Flow Analysis (Assuming Incremental Financing Scenario)” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third full paragraph on page 27 in its entirety with the following:

To calculate the estimated enterprise value of the Company under the Incremental Equity Financing Scenario, Barclays added (i) the Company’s projected after-tax unlevered free cash flows for fiscal years 2025 through 2040 based on the Management Projections (ii) the “terminal value” of the Company as of December 31, 2040, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the net operating profit after tax and adding depreciation and adjusting for changes in net working capital and other cash flow adjustments. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by using the Company management’s assumption ~~assuming~~ that the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of 80% year over year, which, in Barclays’ professional judgment based on its discussions with the Company’s management, is a reasonable rate of decline due to market developments, including competitive factors and new product entrants, and applying such rate of decline to the Management Projections. The range of after-tax discount rates of 14% to 15% was selected based on an analysis of the weighted average cost of capital of the Company and the selected comparable companies (as summarized in the subsection entitled “Selected Comparable Company Analysis” below). Barclays then calculated a range of implied prices per share of Company Common Stock by subtracting the estimated net indebtedness of $16 million, as provided by Company management, and adding the discounted net operating loss values of $27 million and $29 million, in each case discounted to present value from estimates provided in the Management Projections, at a discount rate of 14% and 15%, respectively, to the estimated EV, and dividing such amount by the fully diluted number of shares of Company Common Stock of 58.7 million shares and taking into account the impact of an assumed equity raise in 2025. Barclays’ discounted cash flow analysis yielded a reference equity value range for Company Common Stock of $0.29 to $0.32 per share. Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $0.55 per share was above the range of implied values per share calculated in the analysis above.

The subsection entitled “Opinion of Barclays Capital Inc. – Selected Precedent Transaction Analysis” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table on page 28 in its entirety with the following:

Month ~~Year~~ Announced	Transaction (Upfront) Value ($ in millions)	Acquiror	Target	Upfront Value / 1Y Fwd Revenue
June 2024	$381	ANI Pharmaceuticals, Inc.	Alimera Sciences, Inc.	3.4x
June 2023	$392	Gurnet Point Capital / Novo Holdings A/S	Paratek Pharmaceuticals, Inc.	1.5x
July 2022	$149	Innoviva, Inc.	La Jolla Pharmaceutical Company	2.5x
February 2022	$550	Collegium Pharmaceutical, Inc.	BioDelivery Sciences International, Inc.	2.6x
October 2021	$432	Supernus Pharmaceuticals, Inc.	Adamas Pharmaceuticals, Inc.	3.6x
June 2021	$110	Alora Pharmaceuticals, LLC	Osmotica Pharmaceuticals, plc	1.3x
March 2020	$76	Advanz Pharma Corp. Ltd.	Correvio Pharma Corp.	1.7x
January 2019	$160	Aurobindo Pharma Limited, a wholly-owned subsidiary of Acrotech Biopharma LLC	Spectrum Pharmaceuticals Inc.	1.6x
September 2018	$110	Nuvo Pharmaceuticals Inc.	Aralez Pharmaceuticals Inc.	2.0x
25th Percentile				1.6x
Median				2.0x
75th Percentile				2.6x

The subsection entitled “Opinion of Barclays Capital Inc. – Selected Comparable Company Analysis” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table on page 29 in its entirety with the following:

Selected Comparable Company	EV/2024 Revenue*	EV/2025 Revenue	Enterprise Value (as of 12/27/24, in millions)	2024 Estimated Revenue (in millions)	2025 Estimated Revenue (in millions)
PTC Therapeutics, Inc.	5.1x	5.6x	$3,982	$784	$716
Catalyst Pharmaceuticals, Inc.	5.7x	4.8x	$2,759	$483	$572
Supernus Pharmaceuticals, Inc.	3.3x	3.4x	$2,138	$642	$621
Xeris Biopharma Holdings, Inc.	4.1x	3.4x	$816	$200	$237
Anavex Life Sciences Corp.	N/M	13.2x	$1,115	$0	$84
Heron Therapeutics, Inc.	2.9x	2.5x	$413	$141	$163
Theratechnologies Inc.	1.6x	1.5x	$134	$84	$88
Medexus Pharmaceuticals Inc.	0.8x	0.9x	$89	$105	$99
SAGE Therapeutics, Inc.	N/M	N/M	$(188)	$42	$94
25th Percentile	2.3x	2.3x	$134	$84	$94
Median	3.3x	3.4x	$816	$141	$163
75th Percentile	4.6x	5.0x	$2,138	$483	$572

*	Metrics for certain companies listed below are described as “NM” or “Not Meaningful” when either the revenue of the company for the applicable period was estimated to be $0, or the EV of the company is negative.

The subsection entitled “Opinion of Barclays Capital Inc. – General” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the seventh full paragraph on page 30 in its entirety with the following:

Barclays is acting as financial advisor to the Company in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, the Company became obligated to pay ~~paid~~ Barclays a fee of $1,500,000 upon the delivery of Barclays’ opinion on December 29, 2024. Additional compensation due to Barclays, currently estimated to be approximately $2,850,000~~4,350,000~~, will be payable on completion of the proposed transaction ~~against which the amounts paid for the opinion will be credited~~. In addition, the Company has agreed to reimburse Barclays for a portion of its reasonable, documented and out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion. In the past two years, Barclays has not received fees from either the Company or Parent for any investment banking services and has not provided any services to the Company during that time period other than services in connection with the proposed transaction.

The subsection entitled “Certain Unaudited Prospective Financial Information” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third paragraph on page 31 in its entirety with the following:

The Company does not as a matter of course make public long-term projections as to future performance, earnings or other results, due to, among other reasons, the inherent uncertainty of underlying assumptions and estimates. However, in connection with the Transactions, in October 2024, the Company’s management prepared and, on November 5, 2024 provided to Parent, the Company Projections. The Company Projections were provided to the Board of Directors and Barclays, including in connection with Barclays’ financial analyses described above under the section entitled “— Opinion of Barclays Capital Inc.” The below summary of the Company Projections is included for the purpose of providing stockholders access to certain nonpublic information that was furnished to certain parties in connection with the Transactions, and such information may not be appropriate for other purposes, and is not included to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer

The subsection entitled “Certain Unaudited Prospective Financial Information” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the tables following the fifth paragraph on page 32 in their entirety with the following:

	Year Ending December 31,
	2024E	2025E	2026E	2027E	2028E	2029E	2030E

	($ in millions)
Ganaxolone – Net Sales
CDD – US Net Sales	34	48	60	71	81	90	99
Other Milestone Revenue	0.4	—	—	—	—	—	—
Total Revenue – US	34	48	60	71	81	90	99
Cost of Sales – US	(4)	(5)	(7)	(8)	(9)	(10)	(12)
Total Gross Profit	31	42	54	63	72	80	88
R&D Expense	(74)	(32)	(19)	(13)	(13)	(12)	(12)
SG&A Expense	(62)	(42)	(41)	(40)	(41)	(42)	(43)
Operating Expenses	(135)	(74)	(60)	(53)	(53)	(54)	(55)
EBIT(1)	(105)	(32)	(6)	10	19	27	32
Depreciation and Amortization	0	0	0	0	0	1	1
EBITDA(2)	(104)	(31)	(6)	11	19	27	33
After-tax Levered Free Cash Flow(3)	(125)	(47)	(45)	(5)	12	17	31
After-tax Unlevered Free Cash Flow(4)	(94)	(23)	2	15	23	30	35

(1)	EBIT is defined as earnings before interest expense and taxes. EBIT is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(2)	EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(3)	After-tax Levered Free Cash Flow is defined as EBITDA, adjusted for non-cash expenses, less net working capital changes, cash taxes paid and capital expenditures and less debt payments under the Company’s notes payable and revenue interest financing payable. After-tax Levered Free Cash Flow is a non-GAAP financial performance measure and should not be used as an alternative to net cash from (used in) operating activities.

(4)	After-tax Unlevered Free Cash Flow is defined as EBITDA, adjusted for non-cash expenses, less net working capital changes, cash taxes paid and capital expenditures. After-tax Unlevered Free Cash Flow is a non-GAAP financial performance measure and should not be used as an alternative to net cash from (used in) operating activities.

	Year Ending December 31,
	2031E	2032E	2033E	2034E	2035E	2036E	2037E

	($ in millions)
Ganaxolone – Net Sales
CDD – US Net Sales	109	118	127	137	146	155	164
Other Milestone Revenue	—	—	—	—	—	—	—
Total Revenue – US	109	118	127	137	146	155	164
Cost of Sales – US	(13)	(14)	(11)	(12)	(13)	(14)	(15)
Total Gross Profit	96	104	116	125	133	141	149
R&D Expense	(12)	(13)	(13)	(14)	(14)	(15)	(16)
SG&A Expense	(45)	(46)	(47)	(49)	(50)	(52)	(54)
Operating Expenses	(57)	(59)	(60)	(62)	(64)	(66)	(68)
EBIT(1)	39	46	56	62	69	75	81
Depreciation and Amortization	1	1	1	1	1	1	1
EBITDA(2)	40	46	56	63	70	76	82
After-tax Levered Free Cash Flow(3)	41	48	58	69	77	80	85
After-tax Unlevered Free Cash Flow(4)	41	48	58	69	77	80	85

(1)	EBIT is defined as earnings before interest expense and taxes. EBIT is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(2)	EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(3)	After-tax Levered Free Cash Flow is defined as EBITDA, adjusted for non-cash expenses, less net working capital changes, cash taxes paid and capital expenditures and less debt payments under the Company’s notes payable and revenue interest financing payable. After-tax Levered Free Cash Flow is a non-GAAP financial performance measure and should not be used as an alternative to net cash from (used in) operating activities.

(4)	After-tax Unlevered Free Cash Flow is defined as EBITDA, adjusted for non-cash expenses, less net working capital changes, cash taxes paid and capital expenditures. After-tax Unlevered Free Cash Flow is a non-GAAP financial performance measure and should not be used as an alternative to net cash from (used in) operating activities.

The subsection entitled “Certain Unaudited Prospective Financial Information – Additional Projections provided to Barclays” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table following the first paragraph on page 33 in its entirety with the following:

	Year Ending December 31,
	2038E	2039E	2040E
	($ in millions)
Ganaxolone – Net Sales
CDD – US Net Sales	174	183	192
Other Milestone Revenue	—	—	—
Total Revenue – US	174	183	192
Cost of Sales – US	(10)	(11)	(12)
Total Gross Profit	163	172	180
R&D Expense	(15)	(16)	(16)
SG&A Expense	(55)	(56)	(58)
Operating Expenses	(70)	(72)	(74)
EBIT(1)	93	100	106
Depreciation and Amortization	1	0	0
EBITDA(2)	93	100	106
After-tax Levered Free Cash Flow(3)	96	88	86
After-tax Unlevered Free Cash Flow(4)	96	88	86

(1)	EBIT is defined as earnings before interest expense and taxes. EBIT is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(2)	EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(3)	After-tax Levered Free Cash Flow is defined as EBITDA, adjusted for non-cash expenses, less net working capital changes, cash taxes paid and capital expenditures and less debt payments under the Company’s notes payable and revenue interest financing payable. After-tax Levered Free Cash Flow is a non-GAAP financial performance measure and should not be used as an alternative to net cash from (used in) operating activities.

(4)	After-tax Unlevered Free Cash Flow is defined as EBITDA, adjusted for non-cash expenses, less net working capital changes, cash taxes paid and capital expenditures. After-tax Unlevered Free Cash Flow is a non-GAAP financial performance measure and should not be used as an alternative to net cash from (used in) operating activities.

ITEM 8.	ADDITIONAL INFORMATION

The subsection entitled “Litigation” in Item 8 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Litigation

Between January 13, 2025 and January 28, 2025, the Company received a total of twelve demand letters from counsel representing purported stockholders of the Company (collectively, the “Demand Letters”) and is aware of two complaints, Thomas v. Marinus Pharmaceuticals, Inc. et al., Index No. 650312/2025, filed in the Supreme Court of the State of New York, County of New York on January 16, 2025, and Miller v. Marinus Pharmaceuticals, Inc. et al., Index No. 650291/2025, filed in the Supreme Court of the State of New York, County of New York on January 17, 2025 (collectively, the “Complaints”). The Demand Letters generally allege that the Company and its directors violated federal securities laws by failing to disclose allegedly material information in the Schedule 14D-9. The Complaints allege that the Company and its directors violated New York common law by including allegedly materially false and misleading statements and failing to disclose allegedly material information in the Schedule 14D-9. Each of the Complaints seeks to enjoin or rescind the Transactions and requests attorneys’ fees and damages in an unspecified amount. The Company believes these allegations are without merit and intends to defend against them vigorously. The Company has also received two demands for books and records pursuant to Section 220 of the Delaware General Corporation Law. Each of the demands seeks books and record related to the Company’s entry into the Merger Agreement, the independence and disinterestedness of the Board of Directors and the disclosures in the Schedule 14D-9 in order to investigate whether any wrongdoing or mismanagement took place in connection with the Transactions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Marinus Pharmaceuticals, Inc.
Dated: January 29, 2025	By:	/s/ Scott Braunstein
Name: Scott Braunstein
Title: Chief Executive Officer